                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)

              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P205
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                          PRICE FAMILY CHARITABLE FUND
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 2, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)


------------------------
     1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 2 OF 8 PAGES


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     NAME OF REPORTING PERSONS
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Price Family Charitable Fund
     95-3842468

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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                   (a) [_]
                                                                    (b) [X]
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     SEC USE ONLY
3
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     SOURCE OF FUNDS
4
     WC, OO
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     California
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                                 SOLE VOTING POWER
      NUMBER OF          7
                                 1,709,502  (See Item 5)
       SHARES            -------------------------------------------------------
                                 SHARED VOTING POWER
    BENEFICIALLY         8

      OWNED BY           -------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
   EACH REPORTING        9
                                 1,709,502  (See Item 5)
       PERSON            -------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
        WITH             10

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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     1,709,502  (See Item 5)
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     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
       [_]
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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     6.2%  (See Item 5)
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     TYPE OF REPORTING PERSON*
14
     OO - Private Foundation
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                     * See instructions before filling out!

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 3 OF 8 PAGES


               This Amendment No. 1 to Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), and amends the
Schedule 13D, filed by the Price Family Charitable Fund, a private foundation ("PFCF"), with the Securities and Exchange Commission (the "SEC") on December 18, 2002 (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2(c) of the Schedule 13D is amended and restated as follows:

     (c) The principal business of PFCF is to function as a private foundation. The principal occupation of Mr. S. Price is self-employed investor and manager of The Price Group LLC, a California limited liability company (the "Price Group"). The principal occupation of Mr. R. Price is interim Chief Executive Officer of PriceSmart, Inc., a Delaware corporation ("PriceSmart"). The principal occupation of Mr. McGrory is Chief Executive Officer of Price Legacy. Mr. McGrory is also a manager of the Price Group. The principal occupation of each of Mr. Cahill, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of the Price Group. Mr. Cahill is also interim Chief Financial Officer of PriceSmart. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated as follows:

     (a)-(b) PFCF presently beneficially owns, in the aggregate, 1,709,502 shares of Series A Preferred Stock, which represent approximately 6.2% of the issued and outstanding Series A Preferred Stock.(2) Of these 1,709,502 shares, PFCF has sole voting and dispositive power over all of them and shared voting and dispositive power over none.

               The PFCF Directors and Officers may be deemed to beneficially own, in the aggregate, 12,237,160 shares of Series A Preferred Stock, which represent approximately 44.6% of the issued and outstanding Series A Preferred Stock. The beneficial ownership of shares of Series A Preferred Stock by each of the PFCF Directors and Officers is as follows:(3)


------------------------
     2   All calculations of percentage ownership in this Schedule 13D is based on approximately 27,434,166 shares of Series A Preferred Stock estimated to be outstanding as of September 30, 2003, as reported in the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2003, filed by Price Legacy with the SEC on November 12, 2003.

     3   Shares of Series A Preferred Stock disclosed for each of the PFCF
Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Gorham, Mr. Satz, and Ms. Hillan all include (i) 1,450,000 shares held by San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), an entity for which each of them serves as a director and/or officer and (ii) the 1,709,502 shares held by PFCF. The shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan also all include 1,000,000 shares held by Price Group, an entity for which each of them serves as a manager.

     Disclosure of shares with respect to any of the PFCF Directors and Officers should not be construed as any admission of beneficial ownership of such shares.

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 4 OF 8 PAGES

               Mr. S. Price may be deemed to beneficially own 8,426,679 shares of Series A Preferred Stock, which represent approximately 30.7% of the issued and outstanding Series A Preferred Stock, 4,267,177 shares over which he has sole voting and dispositive power and 4,159,502 shares over which he has shared voting and dispositive power. Ms. H. Price is the wife of Mr. S. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

               Mr. R. Price may be deemed to beneficially own 7,547,695 shares of Series A Preferred Stock, which represent approximately 27.5% of the issued and outstanding Series A Preferred Stock, 1,609 shares over which he has sole voting and dispositive power and 7,546,086 shares over which he has shared voting and dispositive power. Ms. A Price is the wife of Mr. R. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

               Mr. Cahill may be deemed to beneficially own 4,372,210 shares, which represent approximately 15.9% of the issued and outstanding Series A Preferred Stock, 115,616 shares over which he has sole voting and dispositive power and 4,256,594 shares over which he has shared voting and dispositive power.

               Mr. McGrory may be deemed to beneficially own 4,177,896 shares, which represent approximately 15.2% of the issued and outstanding Series A Preferred Stock, 18,394 shares over which he has sole voting and dispositive power and 4,159,502 shares over which he has shared voting and dispositive power.

               Mr. Galinson may be deemed to beneficially own 4,305,188 shares, which represent approximately 15.7% of the issued and outstanding Series A Preferred Stock, no shares over which he has sole voting and dispositive power and 4,305,188 shares over which he has shared voting and dispositive power.

               Mr. Gorham may be deemed to beneficially own 3,169,002 shares, which represent approximately 11.6% of the issued and outstanding Series A Preferred Stock, 9,500 shares over which he has sole voting and dispositive power and 3,159,502 shares over which he has shared voting and dispositive power.

               Mr. Satz may be deemed to beneficially own 4,171,502 shares, which represent approximately 15.2% of the issued and outstanding Series A Preferred Stock, 12,000 shares over which he has sole voting and dispositive power and 4,159,502 shares over which he has shared voting and dispositive power.

               Ms. Hillan may be deemed to beneficially own 4,159,502 shares, which represent approximately 15.2% of the issued and outstanding Series A Preferred Stock, no shares over which she has sole voting and dispositive power and 4,159,502 shares over which she has shared voting and dispositive power.

          Except as set forth below, to the extent that any of the PFCF Directors and Officers shares the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the PFCF Directors and Officers. The exceptions are as follows:

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 5 OF 8 PAGES


               Mr. R. Price shares voting and dispositive power over 38,556 shares with Sarah Price and 38,556 shares with Rebecca Price. Ms.
               S. Price is a student, and Ms. R. Price is self-employed.

               Mr. Cahill shares voting and dispositive power over 36,972 shares with Ben Price, 42,222 shares with Jonas Price, and 12,498 shares with each of Elliot Feuerstein and Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feuerstein is a property manager. Mr. Spring is an attorney.

               Mr. Galinson may share voting and/or dispositive power over 145,686 shares with his wife Elaine Galinson and/or one or more third parties. The reporting person presently does not have Item 2 information for such third parties.

               The principal business address of each of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, and Ms. Galinson is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feuerstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

               None of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feuerstein, and Mr. Spring has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

               Each of Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feuerstein, and Mr. Spring is a citizen of the United States of America.

          The information set forth in Item 2 above is incorporated herein in its entirety in response to this Item 5(b).

          Except for Price Legacy securities that are directly owned by PFCF, PFCF disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by any of the PFCF Directors and Officers. Each of the PFCF Directors and Officers disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by PFCF.

     (c) The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is incorporated herein in its entirety in response to this Item 5(c).

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended to add the following:

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 6 OF 8 PAGES

          On January 2, 2004, PFCF loaned $43,000,000 to The 520 Group, LLC, a California limited liability company (the "520 Group") (the "520 Group Loan"). The 520 Group Loan bears interest at the rate of 3-month LIBOR plus 325 basis points and matures on December 31, 2006. The foregoing description of the 520 Group Loan is qualified in its entirety by reference to the promissory note evidencing the 520 Group Loan, which has been incorporated by reference into this Schedule 13D as Exhibit 1 to this Schedule 13D and which is hereby incorporated herein in its entirety in response to this Item 6.

          In connection with the 520 Group Loan, the 520 Group and PFCF entered into a Pledge and Security Agreement, dated as of January 2, 2004 (the "520 Group Pledge Agreement"), pursuant to which the 520 Group pledged 2,905,405 shares of Price Legacy common stock, par value $0.0001 per share, and 10,451,099 shares of Price Legacy 9% Series B Junior Convertible Preferred Stock to secure the 520 Group Loan. Under the 520 Group Pledge Agreement, PFCF does not have the right to vote or dispose of any of the shares pledged thereunder unless the 520 Group is in default under the 520 Group Loan. The foregoing description of the 520 Group Pledge Agreement is qualified in its entirety by reference to the 520 Group Pledge Agreement, which has been incorporated by reference into this Schedule 13D as Exhibit 2 to this
          Schedule 13D and which is hereby incorporated herein in its entirety in response to this Item 6.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended and restated as follows:

    Exhibit No.                        Description of Exhibit
    -----------                        ----------------------

         1 Promissory Note, in the principal amount of $43,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Price Family Charitable Fund (incorporated by reference to Exhibit 4 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).

         2 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and the Price Family Charitable Fund (incorporated by reference to Exhibit 7 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 7 OF 8 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  January 12, 2004


                                         PRICE FAMILY CHARITABLE FUND


                                         /s/ James F. Cahill
                                         ----------------------------------
                                         By:     James F. Cahill
                                         Title:  Vice President

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CUSIP NO. 74144P205              SCHEDULE 13D/A                PAGE 8 OF 8 PAGES


                                  EXHIBIT INDEX


     Exhibit No.                       Description of Exhibit
     -----------                       ----------------------

          1 Promissory Note, in the principal amount of $43,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Price Family Charitable Fund (incorporated by reference to Exhibit 4 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).

          2 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and the Price Family Charitable Fund (incorporated by reference to Exhibit 7 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).